Ratio of Earnings to Fixed Charges — SEC Method

		FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Nine Mos. FY 2002	Nine Mos. FY 2003
Earnings -
Pre-tax earnings	+	8,054	4,812	6,938	(14,906)	8,243	6,758	8,493
Fixed charges	+	1,678	2,259	2,280	2,717	2,166	1,690	1,431
Amortization of capitalized interest	+	--	--	--	--	--	--	1
Interest capitalized	-	--	--	--	--	39	39	--

		9,732	7,071	9,218	(12,189)	10,448	8,487	9,925

Fixed charges -
Interest costs	+	1,489	2,008	1,989	2,411	1,839	1,403	1,207
Amortization of debt issuance costs	+	135	135	135	135	135	135	101
Interest capitalized	+	--	--	--	--	39	39	--
Interest component of rental expense	+	54	116	156	171	153	113	123

		1,678	2,259	2,280	2,717	2,166	1,690	1,431

Ratio		5.80	3.13	4.04	Note 1	4.82	5.02	6.94

Note	1: For the year ended September 30, 2001, earnings were inadequate to cover fixed charges. The deficiency of pre-tax earnings needed to attain a ratio of 1.0 to 1.0 was $14,906.